EXHIBIT 2.6
United Commercial Bank
(as the Purchaser)
and
Charoen Pokphand Group Co., Ltd.
M. Thai Group Limited
DEG — Deutsche Investitions und Entwicklungsgesellschaft mbH
(as the Sellers)
relating to the sale of an equity interest in
Business Development Bank Ltd.
(as the Company)

SALE AND PURCHASE AGREEMENT

i

ii

SALE AND PURCHASE AGREEMENT
THIS SALE AND PURCHASE AGREEMENT (this “Agreement”) is made as of March ___ 2007,
AMONG:
(1)	United Commercial Bank, a California state-chartered commercial bank whose principal place of business is at 555 Montgomery Street, San Francisco, CA 94111, USA. (the “Purchaser”);

(2)	Charoen Pokphand Group Co., Ltd., a company legally established and existing under the laws of the Kingdom of Thailand, with its legal address at C.P. Tower 313 Silom Road, Bangkok 10500, Thailand (“CPG”);

(3)	M. Thai Group Limited, a company established and existing under the laws of the Kingdom of Thailand, with its legal address at 25th Floor, 191/26-29 CTI Tower, Radchadapisek Road, Klongtoey, Bangkok 10110, Thailand (“M. Thai”); and

(4)	DEG - Deutsche Investitions und Entwicklungsgesellschaft mbH, a company with limited liability, established and existing under the laws of the Federal Republic of Germany, with its legal address at Belvederestrasse 40, 50933 Köln (Müngersdorf), Germany (“DEG” and together with CPG and M. Thai, the “Sellers”, each a “Seller”).
WHEREAS:
(A)	As of the date of this Agreement, the Sellers in the aggregate own an interest in RMB 485,777,250 of the registered capital of Business Development Bank Ltd., a wholly foreign owned enterprise established and existing under the laws of the People’s Republic of China (the “Company”), reflecting a 93.15% interest in the equity of the Company;

(B)	Each of the Sellers acknowledges and agrees that, on even date herewith, the Purchaser and CPG have entered into an Agreement for Transfer of Equity Interest in Business Development Bank Limited (the “KBANK Agreement”) with KASIKORNBANK PCL, a bank legally established and existing under the laws of the Kingdom of Thailand, with its legal address at 1 Soi Kasikornthai, Rat Burana Road, Bangkok 10140, Thailand (“KBANK”), pursuant to which KBANK will transfer an interest in RMB 35,722,750 of the registered capital of the Company, reflecting a 6.85% interest in the equity of the Company, to the Purchaser in exchange for aggregate consideration of not less than US$4,823,760 payable by CPG; and

(C)	The Sellers wish to sell to the Purchaser, and the Purchaser wishes to buy from the Sellers, all of the interest in the equity of the Company owned by the Sellers on the terms and subject to the conditions of this Agreement.
NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties, covenants, agreements and conditions herein contained, the Parties hereby agree as follows:

1. DEFINITIONS AND INTERPRETATION
1.1	Definitions. In this Agreement, the following terms have the following meanings:

“Amended Articles” has the meaning given in Section 7.1(i).

“Applicable Law” means any applicable published laws, regulations, rules, provisions, circulars, interpretations, Orders or decisions of any Governmental Authorities or legislative authorities, or judgments, awards, decisions or interpretations of any judicial authorities.

“Balance Sheet Date” means December 31, 2006.

“Business Day” means any day, other than Saturday, Sunday or a gazetted public holiday, on which banks in Bangkok, Shanghai, Hong Kong and New York are open for business.

“Capital Increase Agreement” means an agreement between the Purchaser and the Company pursuant to which the Purchaser shall fund an increase in the registered capital of the Company from RMB 521,500,000 to at least RMB 1,000,000,000 on or prior to the Closing.

“Company” has the meaning given in the recitals of this Agreement.

“Company Report” has the meaning given in Section 4.6.

“Consent” means any consent, notice, approval, ratification, authorization, waiver, permit, grant, concession, agreement, license, exception or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including, without limitation, any Governmental Approvals secured from any Governmental Authority.

“Constitutional Documents” means, with respect to any Person, the Certificate of Incorporation, Memorandum of Association, Articles of Association, Joint Venture Agreement, or similar constitutive documents for such Person.

“Data Room Documentation” has the meaning given in Section 4.6.

“Encumbrance” means any security interest or any restriction or third party rights on the possession, use, disposition, transfer, receipt of income or other benefits, or other exercise of any attributes of ownership (including voting rights).

“Equity Interest” means, with respect to any given Seller, the ownership interest held by such Seller in such part of the registered capital of the Company as set forth opposite such Seller’s name in Schedule A(i).

“Escrow Account” has the meaning given in Section 4.6.

“Escrow Agent” has the meaning given in Section 4.6.

“Escrow Agreement” has the meaning given in Section 4.6.

“Escrow Release” has the meaning given in Section 3.3.

“Excluded Matter” means any one or more of the following events: (i) the effect of any material change in the PRC or other foreign economies or securities or financial markets; (ii) the effect of any material change that generally affects the banking industry in the PRC; (iii) the effect of any material changes after the date of this Agreement in Applicable Laws or accounting rules; (iv) any effect resulting from the public announcement of this Agreement, compliance with the terms of this Agreement or the consummation of the transactions contemplated by this Agreement, including, but not limited to, any such resulting action or threatened action taken by any Person who is a party to a current or terminated agreement with the Company and any action by or loss of employees of the Company; (v) the effect of any failure by the Company to meet internal forecasts or projections; and (vi) the effect of any outbreak of hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date of this Agreement.

“Financial Statements” means audited balance sheets of the Company for each of the fiscal years ended December 31, 2003, December 31, 2004, December 31, 2005 and December 31, 2006 and the related statements of income, changes in stockholders’ equity and cash flows of the Company for the periods then ended.

“Governmental Approval” means any consent, approval, permit, certificate, verification, authorization, waiver, license, exemption, acknowledgement or order of, registration or filing with, or report or notice to, any Governmental Authority.

“Governmental Authority” means any political, legislative, administrative and judicial authority of any national, supranational, regional, provincial or local government or governmental, administrative, fiscal, judicial or government-owned body, department, commission, authority, tribunal, agency or regulator (or any Person, whether or not government owned and howsoever constituted or called) that exercises the functions of a regulator or with jurisdiction over the subject matter or Parties to this Agreement.

“IASB” means the International Accounting Standards Board.

“IFRS” means International Financial Reporting Standards as promulgated from time to time by the IASB (including, without limitation, standards and interpretations approved by the IASB and International Accounting Principles issued under previous constitutions thereof), together with the IASB’s pronouncements thereon from time to time.

“Indemnifiable Loss” means, with respect to any Person, any action, cost, damage, disbursement, expense, liability, loss, deficiency, obligation, penalty, reasonable settlement of any kind or nature, or judgments of any nature or kind, including all reasonable costs and expenses related thereto, including without limitation reasonable attorneys’ fees, disbursements and court costs.

“Knowledge” means, with respect to any Person, actual knowledge of the directors or senior officers of such Person after making due inquiry with the competent officers of the Company.

“Letter of Indemnification” means that certain letter of indemnity, dated as of November 3, 2006, entered into by all of the Sellers and the Company whereby the Sellers undertake to fully reimburse the Company with respect to any and all payments paid and payable by the Company to its eligible senior executives under the share appreciation rights referred to in the Letter of Indemnity, the payment of which will be triggered by the Transaction.

“Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes or effects, is materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities or results of operations of the business of the Company; provided, however, that, in determining whether there has been a Material Adverse Effect, any adverse effect resulting from or attributable or relating to an Excluded Matter shall be disregarded, and no Excluded Matter shall be deemed, either alone or in combination, to constitute a Material Adverse Effect.

“Order” means any order, injunction, judgment, doctrine, decree, ruling, writ or arbitration award of a Governmental Authority.

“Ownership Percentage” means, with respect to any given Seller, that percentage equal to the amount of such Seller’s Equity Interest over the total amount of the Company’s registered capital.

“Parties” means the Sellers and the Purchaser, and a “Party” means any one of them.

“Person” means any individual, partnership, stock corporation, limited liability company, enterprise, trust, joint venture, unincorporated organization or other entity.

“Purchase Price” has the meaning given in Section 2.1.

“Purchaser” has the meaning given in the preamble of this Agreement.

“PRC” means the People’s Republic of China (solely for the purpose of this Agreement, excluding Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region).

“PRC GAAP” means those accounting methods and principles that are consistent with the Enterprise Accounting Standards, the Financial Enterprises Accounting System and other applicable laws of the PRC, as consistently applied.

“RMB” means the lawful currency of the PRC.

“SAIC” means the State Administration of Industry and Commerce of the PRC or its authorized local office.

“Seller” or “Sellers” has the meaning given in the preamble of this Agreement.

“Transaction” means the transactions described in Section 2.1.

“US$” or “US Dollars” means United States Dollars, the lawful currency of the United States of America.

1.2 Interpretation. Unless the context otherwise requires, in this Agreement:
(a)	the singular shall include the plural and vice versa;

(b)	all accounting terms not otherwise defined herein have the meanings assigned under PRC GAAP consistently applied;

(c)	pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms;

(d)	the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

(e)	all references in this Agreement to designated Sections and other subdivisions are to the designated sections and other subdivisions of the body of this Agreement unless explicitly stated otherwise;

(f)	all references in this Agreement to designated schedules, exhibits and annexes are to schedules, exhibits, and annexes attached to this Agreement unless explicitly stated otherwise;

(g)	references to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or such other agreement or document as amended, modified or supplemented and in effect from time to time; and

(h)	the headings are for convenience only and shall not affect the interpretation of this Agreement.
2. SALE AND PURCHASE
2.1	Transaction. On and subject to the terms and conditions of this Agreement, at the Closing, the Purchaser agrees to purchase from the Sellers, and the Sellers agrees to sell to the Purchaser, all of the Sellers’ Equity Interests free and clear of any and all Encumbrances for aggregate consideration of US$205,000,000 (the “Purchase Price”).

2.2	Payments of Purchase Price. At the Closing, the Purchaser shall pay the Purchase Price in full to the Sellers, to each Seller in the proportion set forth opposite such Seller’s name in Schedule A(ii), in US Dollars in immediately available funds to an account or accounts designated in writing by each Seller prior to the Closing Date.
3. CLOSING
3.1	Closing. The closing of the Transaction (the “Closing”) shall take place at the offices of O’Melveny & Myers LLP in Shanghai, the PRC, commencing at 9:00 a.m., local time, on the fifth (5th) Business Day following the satisfaction or waiver of the conditions precedent set forth in Section 7.1(e), Section 7.1(f), Section 7.1(g) and Section 7.1(h) or such other date as the Purchaser and the Sellers may mutually determine (the “Closing Date”). On and after the Closing, the Articles of Association of the Company currently in effect shall cease to be of any force and effect, and the operation of the Company and the rights of the Purchaser with respect thereto shall be governed by the Amended Articles.
3.2	Sellers’ Deliveries at Closing. At the Closing, each Seller shall deliver to the Purchaser the certificate referred to in Section 7.1(d), and the Sellers shall deliver to the Purchaser:
(a)	original of approval of the China Banking Regulatory Commission to the Transaction and the approval for the Amended Articles of Association of the Company pursuant to the Capital Increase Agreement;

(b)	original of Financial Permit issued by the China Banking Regulatory Commission for the Company and its branch in Shantou;

(c)	original Business License issued by the State Administration for Industry and Commerce for the Company and its branch in Shantou;

(d)	original Registration Certificate issued by the State Administration for Industry and Commerce for the Company’s Representative Offices in Beijing and Guangzhou;

(e)	the investment/stock certificate in the name of the Purchaser issued by the Company in respect of the Equity Interests;

(f)	the share register of the Company in which the Purchaser has been registered with the Company as the sole shareholder of the Company; and

(g)	a certificate evidencing the receipt of the portion of the Purchase Price payable pursuant to Section 2.2 in the form and substance attached hereto as Exhibit A.
3.3	Purchaser’s Deliveries at Closing. At the Closing, the Purchaser shall deliver to each Seller an escrow release instruction (the “Escrow Release”), duly executed by the Purchaser in accordance with the Escrow Agreement, to release the Purchase Price payable to such Seller from the Escrow Account.

4.	PRE-CLOSING & CONTINUING UNDERTAKINGS

4.1	General. Each Party shall use its commercially reasonable best efforts to take all action and to do all things necessary, proper, or advisable (and the Sellers will cause the Company to use its commercially reasonable best efforts to take all action and to do all things necessary, proper, or advisable) in order to consummate the transactions contemplated hereunder (including satisfaction of the closing conditions set forth in Section 7).

4.2	Notices and Consents. Between the date of this Agreement and the Closing, each Party shall (and the Sellers will cause the Company to) give any notices to, make any filings with, and use its reasonable best efforts to obtain any Governmental Approvals required to consummate the transactions contemplated hereunder, including obtaining approval from, without limitation, the China Banking Regulatory Commission, the State Administration of Industry and Commerce, and any other Governmental Authority that may have jurisdiction over the subject matter of this Agreement or the Transaction, or jurisdiction over the Parties to this Agreement.

4.3	Operation of Business. Without the prior written consent of the Purchaser, before the Closing the Sellers shall not cause or permit the Company to engage in any practice, take any action, or enter into any transaction outside the ordinary course of business.

4.4	Notice of Developments. Between the date of this Agreement and the Closing, each Party shall give prompt written notice to the other Parties of any development which results in a material breach of any of its representations and warranties given pursuant to Section 5 or Section 6.

4.5	Increase in Registered Capital. As a condition to the Closing, the China Banking Regulatory Commission shall have approved an increase in the registered capital of the Company from RMB 521,500,000 to at least RMB 1,000,000,000 as provided in the Capital Increase Agreement.

4.6	Escrow of Purchase Price and Company Reports.
(a)	Within five (5) Business Days after the date on which the China Banking Regulatory Commission approves approved this Agreement and the transactions contemplated hereunder, the Purchaser shall deposit the Purchase Price in full into an account (the “Escrow Account”) established with The Hongkong and Shanghai Banking Corporation Limited (the “Escrow Agent”) pursuant to that certain Escrow Agreement, dated of even date herewith, among the Escrow Agent, the Purchaser and the Sellers (the “Escrow Agreement”). The Parties acknowledge and agree that (i) each of the Purchaser, on the one hand, and the Sellers (as a group), on the other hand, shall be responsible for fifty percent (50%) of the costs and fees associated with the Escrow Agreement, and (ii) all interest earned on the Purchase Price while the Purchase Price is held in the Escrow Account shall be held for the account of the Purchaser and shall not be deemed to be part of the Purchase Price.

(b)	Promptly after the execution of this Agreement, the Purchaser and the Sellers shall rent a safe deposit box (the “Deposit Box”) at a bank of international standing reasonably acceptable to the Purchaser and the Sellers, which safe deposit box shall only be accessible with the presence of two (2) keys, one of which shall be held by each of the Purchaser and CPG. At least five (5) Business Days prior to the Closing, (i) the Sellers shall deposit, in the form of electronic files contained on one or more read-only compact discs or other memory storage devices, complete copies of all documentation contained in the online data room and which has otherwise been provided to the Purchaser prior to February 4, 2007 with respect to the Company and its business and operations (collectively, the “Data Room Documentation”) in the Deposit Box; and (ii) the Purchaser shall deposit complete copies of all written reports prepared for the Purchaser by its advisors in respect of the Company and/or the Transaction, including but not limited to any financial and legal due diligence reports (each, a “Company Report”) in the Deposit Box and shall certify in writing to the Sellers that all Company Reports have been placed in the Deposit Box. The Parties acknowledge and agree that, (x) in the event of any claim by the Purchaser of a breach by any Seller of any representation or warranty herein, the Purchaser and CPG shall promptly cooperate to open the Depsoit Box and to prepare and release one (1) copy of all Company Reports and Data Room Documenation to each Seller that is the subject of such claim, and (y) the Sellers shall not be permitted to access any Company Report except in accordance with the preceding clause (x). The Parties will maintain the Deposit Box until the second anniversary of the Closing Date.
5.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

5.1	Representations and Warranties Concerning the Sellers. Subject to the exceptions set forth in Schedule B, each of the Sellers hereby severally (but not jointly) makes such representations and warranties to the Purchaser as set forth in Schedule B.

5.2	No Reliance. The Purchaser agrees and acknowledges that:
(a)	It is an informed and sophisticated purchaser and has engaged expert advisors who are experienced in evaluation and execution of transactions in the nature of the transactions contemplated hereunder.

(a)	It has agreed to purchase the Equity Interests based on its own inspection, examination and determination with respect to all matters and without reliance upon any representations, warranties, communications or disclosures of any nature other than those expressly given pursuant to Section 5.1 of this Agreement.

(b)	Without limiting the generality of the foregoing, in entering into this Agreement, subject to Section 5.1, none of the Sellers nor any other Person makes any representation or warranty, express or implied, with respect to, and the Purchaser expressly disclaims any reliance on (i) the Company, the Sellers, the Equity Interests, the Company’s assets, liabilities, business or operations (whether with respect to merchantability or fitness for a particular purpose or otherwise), or other related matters; (ii) the accuracy or completeness of any information (whether provided orally, in writing or otherwise) which has been made available, of which is made available after the date of this Agreement, regarding any of the Company, the Sellers, the Equity Interests, the Company’s assets, liabilities, business or operations or other related matters; or (iii) any projections, estimates or budgets delivered to or made available to the Purchaser or any of its agents, advisors, employees or representatives, or which is made available to the Purchaser or any of its agents, advisors, employees or representatives after the date of this Agreement, in respect of the Company or its business or operations.
6.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby makes such representations and warranties to each Seller as set forth in Schedule C.

7.	CONDITIONS TO CLOSING

7.1	Conditions to Obligation of Purchaser. The obligation of the Purchaser to effect the Closing is subject to the satisfaction, or waiver at Purchaser’s sole discretion, of the following conditions on or prior to the Closing:
(a)	Representations and Warranties. The representations and warranties of each of the Sellers pursuant to Section 5.1 shall be true and correct as of the date of signing and the Closing Date as though made at such dates with reference to the facts and circumstances existing at such time (except (i) to the extent that a representation and warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, and (ii) to the extent of any event or change in facts or circumstances occurring after the date of this Agreement that individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect).
(b)	Performance. Each Seller shall, in all material respects, have performed and complied with all agreements, obligations and conditions contained in this Agreement which such Seller is required to perform or comply with on or before the Closing.

(c)	Orders and Legal Proceedings. There shall not be (i) any Applicable Law injunction, judgment, order, decree, ruling, or charge in effect which prohibits or restricts the transactions contemplated by this Agreement which is not waived by a competent Governmental Authority, or (ii) any proceeding commenced or threatened by any Governmental Authority which seeks to prevent or enjoin the transactions contemplated by this Agreement.

(d)	Compliance Certificate. Each Seller shall have delivered to the Purchaser a certificate in the form attached hereto as Exhibit B, dated as of the Closing Date, to the effect that each of the conditions specified above in paragraphs (a) to (c) is satisfied.

(e)	Third Party Consents. Consents with respect to the Transaction from Asian Development Bank, Kreditanstalt fur Wiederaufbau (KfW), Societe de Promotion et de Participation pour la. Cooperation Economique S.A. (Proparco), Commerzbank Aktiengesellschaft and any other Persons required for the consummation of the transaction contemplated hereunder shall have been duly obtained and shall continue to be in effect.

(f)	Government Approval. Approval by all Government Authorities of the Transaction as required by the then Applicable Law, including approval of the China Banking Regulatory Commission of this Agreement and the KBANK Agreement and approval of the U.S Federal Reserve Board, the California Department of Financial Institutions and the U.S Federal Deposit Insurance Corporation, shall have been duly obtained and shall continue to be in full force and effect.

(g)	Amended Articles. Approval by the China Banking Regulatory Commission for the amendment and restatement of the Articles of Association of the Company to account for the increase in the registered capital of the Company pursuant to the Capital Increase Agreement shall have been duly obtained and shall continue to be in full force and effect (the “Amended Articles”).

(h)	SAIC Registration. The transfer of the Sellers’ Equity Interests to the Purchaser, and of the ownership interest held by KBANK in the registered capital of the Company to the Purchaser, shall have been duly been registered with the State Administration of Industry and Commerce or its authorized local office.
(i)	Closing Deliveries. All action to be taken and all documents to be delivered by each Seller and the Company at the Closing pursuant to Section 3.2 shall have been so taken or delivered.

(j)	Company Net Worth. As of the Closing, the net worth of the Company, as determined in good faith within ten (10) Business Days prior to the Closing by the Company’s management team and provided that such determination shall be based on the Company’s historical accounting principles consistently applied and shall have been reviewed by the Company’s auditors, shall be not less than the Company Closing Net Worth. For purposes of this condition, the “Company Closing Net Worth” shall be Seventy Five Million Eight Hundred Eighty Three Thousand Fifty Nine Point Two Six US Dollars (US$75,883,059.26) plus the product of One Hundred Fifty Thousand US Dollars (US$150,000) multiplied by the number of full calendar months in 2007, commencing from January 2007 to the Closing Date, as adjusted to give effect to:
                    (1) the after-tax effect of any expense related to this Agreement and the transactions contemplated hereby, including payments to the Company’s attorneys and accountants; and
                    (2) any management incentive bonuses to be paid to the Company’s management team in 2007 for the year ended December 31, 2006, which in any case should be no more than Four Hundred Fifty Thousand US Dollars (US$450,000).
(k)	Allowance for Loan Loss. The Company shall not have materially violated any Applicable Law of the PRC with respect to allowances for loan losses, including but not limited to PRC GAAP and published rules of the China Banking Regulatory Commission; particularly:
     (1) at the Closing, the Company’s general reserve for loan losses to be reflected in the shareholders’ equity account of the Company’s balance sheet, as determined in good faith within ten (10) Business Days prior to the Closing by the Company’s management team and provided that such determination shall be based on the Company’s historical accounting principles consistently applied and shall have been reviewed by the Company’s external auditors, shall be no less than One Million Nine Hundred Thirty Thousand One Hundred Twenty Four Point One Three US Dollars (US$ 1,930,124.13) or 1% of total loans, whichever is higher; and
     (2) at the Closing, the Company’s specific allowance for loan losses which is a contra asset defined as “Allowance for Possible Loan Losses” in the Company’s balance sheet, as determined in good faith within ten (10) Business Days prior to the Closing by the Company’s management team and provided that such determination shall be based on the Company’s historical accounting principles consistently applied and shall have been reviewed by the Company’s external auditors, (a) shall be no less than One Million Four Hundred Fifty Four

Thousand One Hundred Fifty Six Point Five Nine US Dollars (US$1,454,156.59), and (b) shall adequately provide in accordance with no less than the minimum requirements of applicable published rules of the China Banking Regulatory Commission:
(i)	the account of Jiangyin Runhua Chemical Products Co., Ltd.;

(ii)	the account of Zhejiang Wanlifeng Textile Technology Co. Ltd.; and

(iii)	any other account for which the specific allowance is necessary or required under Applicable Law.
The ratio of the Company’s allowance for loan losses to the aggregate amount of loans in the Company’s portfolio of loan assets shall have been calculated in accordance with the Company’s existing methodology for such calculations as of the date of this Agreement and in accordance with CBRC classification.
(l)	Dividends and Distributions. No dividends shall have been declared or corresponding distributions made from the date of execution of this Agreement.

(m)	Shares. The Company shall not have sold or issued equity or debt securities, and shall not have entered into reorganization, restructuring, or any other transactions which change the structure of the Company except with the prior written approval of the Purchaser. The Sellers shall not have sold, transferred, pledged or otherwise disposed of the Equity Interests.
7.2	Conditions to Obligation of Sellers. The obligation of the Sellers to effect the Closing is subject to the satisfaction, or waiver at the Sellers’ sole discretion, of the following conditions on or prior to the Closing:
(a)	Representations and Warranties. The representations and warranties of the Purchaser given pursuant to Section 6 shall be true and correct in all material respects as of the date of signing and the Closing Date as though made at such dates with reference to the facts and circumstances existing at such time (except to the extent that a representation and warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date).

(b)	Performance. The Purchaser shall, in all material respects, have performed and complied with all agreements, obligations and conditions contained in this Agreement and the Escrow Agreement which the Purchaser is required to perform or comply with on or before the Closing.

(c)	Orders and Legal Proceedings. There shall not be (i) any Applicable Law injunction, judgment, order, decree, ruling, or charge in effect which prohibits or restricts the transactions contemplated by this Agreement which is not waived by a competent Governmental Authority, or (ii) any proceeding commenced or threatened by any Governmental Authority which seeks to prevent or enjoin the transactions contemplated by this Agreement.

(d)	Compliance Certificate. The Purchaser shall have delivered to the Sellers a certificate in the form attached hereto as Exhibit C, dated as of the Closing Date, to the effect that each of the conditions specified above in paragraphs (a) to (c) is satisfied.

(e)	Government Approval. Approval by all Government Authorities of the Transaction as required by the then Applicable Law, including approval of the China Banking Regulatory Commission of this Agreement and the KBANK Agreement and approval of the U.S Federal Reserve Board, the California Department of Financial Institutions and the U.S Federal Deposit Insurance Corporation, shall have been duly obtained and shall continue to be in full force and effect.

(f)	Closing Deliveries. All action to be taken and all documents to be delivered by each Seller and the Company at the Closing pursuant to Section 3.3 shall have been so taken or delivered.
8.	REMEDIES FOR BREACH

8.1	Seller Indemnity. Subject to the other provisions of this Section 8, each Seller hereby agrees to indemnify and hold harmless the Purchaser from and against any and all Indemnifiable Losses suffered by the Purchaser which are proximately caused by any inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements made by such Seller herein or in the Escrow Agreement.

8.2	Procedure.
(a)	To the extent the Purchaser seeks indemnification with respect to any Indemnifiable Loss, the Purchaser shall give written notice to the Party from whom indemnification is sought hereunder (the “Indemnifying Party”).

(b)	Without limiting the foregoing, if any third-party claim comes to the notice of the Purchaser by reason or in consequence of which the Indemnifying Party may be liable to indemnify the Purchaser hereunder, the Purchaser shall:
                    (1) notify in writing the Indemnifying Party of such claim as soon as reasonably practicable, within such period as will afford the Indemnifying Party reasonable opportunity of requiring the Purchaser to lodge a timely appeal or to assume the conduct of any litigation, arbitration or other proceedings or settlement negotiations (“Proceedings”) with respect to the third party claims, which notice shall specify in reasonable detail the nature of the claims and the amount claimed in respect thereof, to the extent known, together with any supporting documentation and/or documentary evidence of such claims;
                    (2) subject to any Applicable Law, not make any admission of liability, agreement or compromise with any person, body or authority in relation thereto without prior consultation with and agreement of the Indemnifying Party;
                    (3) give the Indemnifying Party and its professional advisers reasonable access (during usual business hours or at other times by prior arrangement, all subject to not less than 24 hours’ notice) to the premises and personnel of the Purchaser and to any relevant chattels, documents and records within the possession or control of the Purchaser to enable the

Indemnifying Party and its professional advisers to examine such accounts, documents and records and take copies or photocopies thereof at their own expense for purposes of prosecuting the Proceedings, remedying any breach or mitigating any liabilities under this Section 8; and
               (4) the Purchaser shall permit the Indemnifying Party to assume the conduct of any Proceedings at the Indemnifying Party’s own cost and expense, provided that, in the conduct of the Proceedings by the Indemnifying Party, the Indemnifying Party shall, in a timely manner, consult and keep the Purchaser fully informed of all matters and provide the Purchaser with complete copies of all documents and correspondence with respect to the Proceedings, and further, shall not do or omit to do any act or thing that would in any manner whatsoever prejudice the good name or goodwill of the Purchaser. If the defendants in any action shall include both the Purchaser and the Indemnifying Party and if the Purchaser shall have reasonably concluded that counsel selected by the Indemnifying Party has a conflict of interest, the Purchaser shall have the right to select separate counsel to participate in the defense of such action on its behalf (and at the Indemnifying Party’s own cost and expense).
(c)	Notwithstanding anything to the contrary above, if the Purchaser considers that it will or may make a claim against the Indemnifying Party for any inaccuracy in or breach or nonperformance of any representations, warranties, covenants or agreements, it shall afford the Indemnifying Party the opportunity to take steps to remedy or avert such breach or potential breach within thirty (30) days after giving notice under this Section 8, insofar as (i) such breach is capable of remedy and (ii) allowing such grace period does not prejudice the Purchaser. Without prejudice to the Purchaser’s rights and remedies hereunder, in respect of any time limit imposed upon any claim asserted by any third party, the Purchaser shall not knowingly (i) take any step or do anything or (ii) omit to do anything, in either case, so as to accelerate or abridge such time limit.
8.3	Exclusive Remedy. The Parties acknowledge and agree that the foregoing indemnification provisions in this Section 8 shall be the exclusive remedy of the Purchaser with respect to any inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any other Party herein and hereby waive any other remedy that may be otherwise available to them.

8.4	Limitations. Notwithstanding anything to the contrary provided herein:
(a)	The Purchaser shall not make any claim for any Indemnifiable Loss hereunder (x) unless the amount of such claim exceeds US$250,000 or the equivalent thereof in any other currency, and (y) except to the extent such amount, after taking into account all other Indemnifiable Losses suffered thereby, exceeds US$2,500,000, and then only to the extent of such excess.

(b)	Subject to Section 8.4(d) below, the Purchaser shall not make any claim against any Seller for any Indemnifiable Loss to the extent the aggregate amount of such Seller’s liability for such claim, together with liability for all other claims made against such Seller under this Section 8, would exceed an amount equal to thirty percent (30%) of the Purchase Price received by such Seller.

(c)	Notwithstanding Section 8.4(b) above, and subject to Section 8.4(d) below, in the event of any breach by any Seller of such Seller’s representations and warranties set forth in Sections 1, 2, 5 or 6 of Schedule B, Purchaser may, with respect to such breach, seek up to one hundred percent (100%) of the Purchase Price received by such Seller, but in any case, the aggregate that Purchaser may seek from any Seller with respect to all claims pursuant to Sections 8.4(b) and (c) may not exceed one hundred percent (100%) of Purchase Price.
(d)	For good and valuable consideration, the receipt of which CPG hereby acknowledges, CPG hereby agrees (i) to indemnify and hold harmless the Purchaser from and against any and all Indemnifiable Losses suffered by the Purchaser which are proximately caused by any breach or nonperformance of any of the obligations, covenants or agreements made by KBANK or CPG in the KBANK Agreement or which otherwise arise under the KBANK Agreement except those Indemnifiable Losses which are proximately caused by any breach or nonperformance of any of the obligations, covenants or agreements made by the Purchaser in the KBANK Agreement; and (ii) with respect to each of the representations and warranties set forth in Schedule B, the term “Seller” shall be deemed to include KBANK and CPG hereby agrees to bear all liability with respect to any Purchaser claim against KBANK for breach of any such representations and warranties as though KBANK were a party to this Agreement, and shall indemnify and hold harmless the Purchaser from and against any and all Indemnifiable Losses related to any such claim. The Purchaser’s rights pursuant to this Section 8.4 shall be the Purchaser’s exclusive remedy with respect to any claim under this Agreement or the KBANK Agreement.

(e)	In no event shall any Seller be liable for (i) any punitive damages or exemplary damages or any special, incidental, indirect or consequential damages of any kind or nature, or any diminution in value, regardless of the form of action through which such damages are sought, or (ii) any lost profits of any Person, even if under Applicable Law such lost profits would not be considered consequential or special damages.

(f)	No breach by any Seller of any representation or warranty herein shall be deemed to be a breach of this Agreement for any purpose hereunder, and the Purchaser shall not have any claim or recourse against such Seller with respect to such breach, if prior to the Closing the Purchaser, or its agents, advisors, employees or representatives, had knowledge of such breach which is reflected in any Company Report or Data Room Documentation. In furtherance of such agreement, pursuant to Section 4.6, copies of all such Company Reports and Data Room Documentation shall be placed in the Deposit Box until the expiration of the Sellers’ indemnity obligations pursuant to this Agreement.
8.5	Time Limits. No claim shall be brought by the Purchaser in respect of any breach by the Indemnifying Party under this Agreement unless notice in writing of any such claim (specifying in reasonable detail the nature of the breach and, so far as practicable, the amount claimed in respect thereof) has been delivered to the Indemnifying Party (i) for any claims made pursuant to Section 8.4(b), on or prior to the second anniversary of the Closing Date, or (ii) for any claims made pursuant to Section 8.4(c), on or prior to the first anniversary of the Closing Date (in either case, the “Claim Deadline”). Any claim which has been made before the Claim Deadline shall, if it has not been previously satisfied in full, settled or withdrawn, be deemed to have been withdrawn and shall become fully barred and unenforceable on the expiry of the period of six (6) months after the Claim Deadline unless arbitration proceedings in respect thereof shall have been commenced against Indemnifying Party pursuant to Section 10.2 Notwithstanding the above, none of the limitations on liability set forth herein shall in any way limit claims for actual fraud arising under or relating to the transactions contemplated by this Agreement.
8.6	Reimbursement of Claims. If the Indemnifying Party makes an indemnity payment for any breach of this Agreement and within six (6) months of the making of the relevant payment the Purchaser receives any monetary or pecuniary benefit otherwise than from the Indemnifying Party which would not have been received but for the circumstances giving rise to the claim in respect of which the indemnity payment was made, the Purchaser shall, once it has received such benefits, forthwith repay to the Indemnifying Party an amount equal to (i) the lesser of the amount of such benefits and the indemnity payment in question, less (ii) to the extent not reflected in the indemnity payment in question, any cost or expense to the Purchaser to secure such benefits.

8.7	Exceptions to Representations, Warranties, Covenants and Agreements. The following shall be deemed to be within the knowledge of the Purchaser and shall be deemed to be modifications of, and exceptions and/or qualifications to, the representations, warranties, covenants and agreements of each of the Sellers provided under this Agreement (the “Warranties”) as a whole, with each such matter effective generally in relation to every Warranty as may be appropriate:
(a)	any matter referred to in this Agreement or any other document referred to herein;

(b)	the provisions of and all facts ascertainable from all documents and papers described in the representations and warranties set forth in Schedule B and all documents and papers originals or copies of which have been supplied to and all correspondence (including attachments and enclosures) which has been sent to the Purchaser, agents, advisors, employees or representatives;

(f)	any matter reflected in the Financial Statements;

(c)	all assets, books of accounts, records and files of the Company, which the Purchaser hereby acknowledges have been made available by the Sellers to the Purchaser and its representatives, accountants, professional advisers and other agents for inspection, and any matter which would be disclosed by inspection of such assets, books of accounts, records and files, together with all information contained in the working papers of, and other documents made available to the Purchaser and its agents, advisors, employees or representatives for inspection by, the Company’s auditors;

(d)	any file or record which may be inspected by the public which is maintained by any governmental, local or statutory body or authority in the PRC which may be inspected by or otherwise made available to the public upon enquiry; and

(e)	the statutory registers and books of the Company, including the minute books thereof and all entries and information recorded or referred to therein.

9.	TERMINATION OF AGREEMENT

9.1	Termination of Agreement. This Agreement and the transactions contemplated by this Agreement shall terminate:
(a)	upon notice in writing given by the Purchaser or the Sellers in the event Closing has not been effected by the date that is nine (9) months after the date of execution of this Agreement other than as a result of a material breach of this Agreement by the Party giving notice or by any Seller if the notice is given by the Sellers;

(b)	upon the mutual consent in writing of the Parties hereto;

(c)	upon notice in writing by any Seller, if the Purchaser fails to timely (i) deposit the Purchase Price into the Escrow Account in accordance with this Agreement and the Purchaser Price Escrow Agreement or (ii) deliver an Escrow Release to such Seller in accordance with this Agreement and the Escrow Agreement;

(d)	upon notice in writing given, prior to the Closing, by a Party to another Party in the event such other Party is in material breach of its representations, warranties, covenants or agreements hereunder and such breach (if capable of remedy) is not remedied within forty-five (45) Business Days after notice of such breach has been delivered to the breaching party by the Party seeking termination (if the Purchaser is in material breach of its representations, warranties, covenants or agreements, such termination notice shall be given by the Sellers); or

(e)	upon notice from the China Banking Regulatory Commission or the U.S. Government declining to approve the Transaction, with no recourse available under Applicable Law.
9.2	Effect of Termination. If this Agreement is terminated pursuant to the provisions of this Section 9, then this Agreement shall become void and have no further effect; provided, that no Party shall be relieved of any liability for a breach of this Agreement or for any misrepresentation hereunder, nor shall such termination be deemed to constitute a waiver of any available remedy (including specific performance if available) for any such breach or misrepresentation.

9.3	Survival. The provisions of Section 8, this Section 9, Section 10 and Section 11 shall survive the expiration or early termination of this Agreement.

10.	GOVERNING LAW AND DISPUTE RESOLUTION

10.1	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, U.S., without regard to conflicts of laws principles thereunder.

10.2	Dispute Resolution.
(a)	Any dispute, controversy or claim (each, a “Dispute”) arising out of or in connection with or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation between the Parties. Such consultation shall begin immediately after one Party has delivered to any other Party a written request for such consultation. If the Dispute between such Parties cannot be resolved within thirty (30) days following the date on which such request for consultation is delivered, either of such Parties may submit the Dispute for arbitration.

(b)	The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”). The arbitration panel shall consist of three (3) arbitrators. The Purchaser and the Sellers shall each nominate one (1) arbitrator and deliver written notification of such nomination to the other Parties to the arbitration and to the Centre within thirty (30) calendar days after delivery of the initial request for arbitration. In the event that either the Purchaser or the Sellers fail to so nominate an arbitrator within thirty (30) days after the Dispute is submitted for arbitration, then the Secretary General of the Centre shall appoint such member of the arbitral panel. The third arbitrator, who shall serve as the chairman of the arbitration panel, shall be appointed by the Secretary General of the Centre. In the event of a vacancy, a replacement arbitrator shall be chosen according to the methods specified in this Section 10.2(b).

(c)	The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the Arbitration Rules of the United Nations Commission on International Trade Law as in effect at the time of the arbitration. However, if such rules conflict with the provisions of this Section 10.2, including the provisions concerning the appointment of the arbitrator, the provisions of this Section 10.2 shall prevail.

(d)	The arbitrators shall decide any Dispute submitted by the Parties strictly in accordance with the substantive laws of the State of California, and shall not apply any other substantive law.

(e)	Each Party shall cooperate with the other Parties in making full disclosure of and providing complete access to all information and documents requested by the other Parties in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)	The costs of arbitration shall be borne by the losing Party or Parties, unless otherwise determined by the arbitration tribunal.

(g)	When any Dispute occurs and when any Dispute is under arbitration, except for the matters in dispute, the Parties shall continue to fulfill their respective obligations and shall be entitled to exercise their rights under this Agreement.

(h)	The award of the arbitration tribunal shall be final and binding upon the Parties, and the prevailing Party or Parties may apply to a court of competent jurisdiction for enforcement of such award.

(i)	Any Party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitration tribunal.

11.	MISCELLANEOUS

11.1	Nature of Certain Obligations. The representations, warranties, covenants and agreements of the Sellers given or made hereunder are the several (and not joint) representations, warranties, covenants and agreements of each Seller. No Seller shall be responsible for any Indemnifiable Losses the Purchaser may suffer as a result of any breach of the representations, warranties, covenants or agreements made by another Seller.

11.2	Waiver of Certain Rights. Not withstanding anything to the contrary set forth in any prior agreement, arrangement or understanding of any Seller, including but not limited to that certain Participation Agreement dated as of October, 2006 by and among CPG, M. Thai, DEG and the Company, each of the Sellers hereby consents to the Transaction and each of the transactions contemplated by this Agreement and the KBANK Agreement, and each of the Sellers hereby irrevocably waives any right with respect to the Transaction or any transaction contemplated by this Agreement and the KBANK Agreement, including but not limited to any right to receive notice of, to participate in, to consent to or otherwise to approve any such transaction.

11.3	Successors and Assigns. No Party may assign or transfer any of its rights or obligations under this Agreement without prior written consent of the other Parties. The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the Parties.

11.4	Entire Agreement. This Agreement, including all of the exhibits and schedules hereto, constitutes the entire agreement among the Parties with regard to the subject matter of this Agreement and supersedes all prior written or oral understandings or agreements.

11.5	Language. This Agreement has been executed in English and Chinese counterparts. The two language texts shall have equal validity and legal effect, but in the event of a conflict, the English version shall prevail.

11.6	Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made to a Party pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to such Party; (b) when received if sent by facsimile (as indicated by the transmission confirmation report generated by the facsimile machine of the sender); or (c) three (3) Business Days after deposit with an overnight delivery service, postage prepaid, addressed to such Party with next-business-day delivery guaranteed, provided that the sending Party receives a confirmation of delivery from the delivery service provider, at the addresses and fax number indicated below:

If to CPG:	Charoen Pokphand Group Co., Ltd.
C.P. Tower 313 Silom Road
Bangkok 10500, Thailand
Attn: K. Umroong Sanphasitvong
Tel: +662-631-0530
Fax: +662-625-8256

If to M. Thai:	M. Thai Group Ltd.
25th Floor, CTI Tower, 191/26-29 Radchadapisek Road
Klongtoey, Bangkok 10110, Thailand
Attn: Mr. Nakarin Virameteekul
Tel: +662-261-1144
Fax: +662-261-1143

If to DEG:	DEG - Deutsche Investitions -
und Entwicklungsgesellschaft mbH
Belvederestrasse 40, 50933 Köln (Müngersdorf), Germany
Attn: Portfolio Management
Tel: +49-221-4986-1308
Fax: +49-221-4986-1104

If to the Purchaser:	United Commercial Bank
555 Montgomery Street
San Francisco, CA 94111, USA
Attention: Eileen Romero
Tel: +1-415 315 2887
Fax: +1-415 986 3878
Any Party making a communication hereunder by facsimile shall promptly confirm by telephone to the Party to whom such communication was addressed, but the absence of such confirmation shall not affect the validity of any such communication. A Party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 11.6 by giving the other Parties written notice of the new address in the manner set out above.
11.7	Amendments and Waivers. Except as otherwise provided in this Agreement, no amendment of any provision of this Agreement shall be valid unless it is in writing and signed by all the Parties, and no waiver of any right under this Agreement shall be valid unless it is in writing and signed by each Party enjoying the benefit of such right. No failure to exercise or delay in exercising any right, power or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or remedy preclude any other or further exercise of that to any other right, power or remedy.

11.8	Costs, Expenses and Taxes. Each Party shall bear its own legal and other expenses, including taxes, incurred with respect to the transactions contemplated by this Agreement.

11.9	Severability. If any provision(s) of this Agreement is/are held to be unenforceable under Applicable Law or public policy, then so long as the economic or legal substance of the transactions contemplated hereunder is not affected in any manner materially adverse to any Party, such provision(s) shall be excluded from this Agreement and all other terms or provisions of this Agreement shall continue to remain in full force and effect

11.10	Announcements. No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any Party without the prior written approval (which shall not be unreasonably delayed or withheld) of the other Parties during the period prior to Closing. This shall not affect the issue of any announcement or circular required by law or the rules of any stock exchange but, if practicable, the Parties shall consult prior to the making or issuance of any such announcement or circular.
11.10	Further Assurances. Each Party shall do all things reasonably within its power which are required or appropriate to give full effect to the spirit and intent of this Agreement.
[Remainder of page intentionally left blank; signatures to follow]

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Agreement as of the day and year hereinabove first written.

UNITED COMMERCIAL BANK
By:	/s/ Thomas S. Wu
	Name:	Thomas S. Wu
Capacity: Chairman, Chief Executive Officer and President

CHAROEN POKPHAND GROUP CO., LTD.
By:	/s/ K. Umroong Sanphasitvong
	Name:	K. Umroong Sanphasitvong
Capacity: Authorized Signatory

M. THAI GROUP LIMITED
By:	/s/ Nakarin Virameteekul
	Name:	Nakarin Virameteekul
Capacity: Authorized Signatory

DEG - DEUTSCHE INVESTITIONS UND ENTWICKLUNGSGESELLSCHAFT MBH
By:	/s/ Rolf Gerber
	Name:	Rolf Gerber
Capacity: First Vice President

By:	/s/ Jutta Wagenseil
	Name:	Jutta Wagenseil
Capacity: Vice President

S - 1

SCHEDULE A(i)
EQUITY INTEREST AND OWNERSHIP PERCENTAGE

		Ownership
		Percentage
		(based on
		521,500,000 total
		registered capital of
Seller	Equity Interest	the Company)

Charoen Pokphand Group Co., Ltd.	RMB 303,721,600	58.24%
M. Thai Group Limited	RMB107,220,400	20.56%

DEG - Deutsche Investitions und Entwicklungsgesellschaft mbH	RMB 74,835,250	14.35%
TOTAL:	RMB 485,777,250	93.15%

SCHEDULE A(ii)
PURCHASE PRICE PAYABLE

	Purchase Price	Percentage of
	Payable by	Purchase Price
	Purchaser to	Payable to
Seller	Seller	Seller

Charoen Pokphand Group Co., Ltd.	US$133,434,500	65.09%
M. Thai Group Limited	US$42,148,000	20.56%

DEG - Deutsche Investitions und Entwicklungsgesellschaft mbH	US$29,417,500	14.35%
TOTAL:	US$205,000,000	100%

A-1

SCHEDULE B
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
Subject to Section 8.7 of this Agreement, each Seller severally (and not jointly) represents and warrants to the Purchaser as follows:
1. Organization and Qualification of the Seller. Such Seller is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has full corporate power and authority to carry on its business as now conducted.
2. Authority to Enter Into This Agreement. Such Seller has full corporate power and authority to execute and deliver this Agreement and the Escrow Agreement, each to the extent that such Seller is a party to such agreement, and to perform its obligations hereunder and thereunder. To the extent that such Seller is a party to such agreement, this Agreement and the Escrow Agreement constitute the valid and legally binding obligation of the Seller, enforceable in accordance with the terms and conditions of this Agreement and the Escrow Agreement.
3. No Breach. To the extent that such Seller is a party to such agreement, the execution and delivery of, and the performance by such Seller of its respective obligations under, this Agreement and the Escrow Agreement do not
(a) contravene or conflict with the Constitutional Documents of the Seller or the Company;
(b) contravene, conflict with or constitute a violation of any provision of any Applicable Law applicable to the Seller, the Company or the transactions contemplated herein or in the Escrow Agreement; or
(c) result in a breach of, or give any third party a right to terminate, modify or accelerate any right or obligation of the Seller or the Company under, or result in the creation of any Encumbrance under, any agreement, license or other instrument to which the Seller or the Company is a party or by which the Seller or the Company is bound or to which any of the assets of the Seller or the Company is subject, except that (i) each of Asian Development Bank, Kreditanstalt fur Wiederaufbau (KfW), Societe de Promotion et de Participation pour la. Cooperation Economique S.A. (Proparco) and Commerzbank Aktiengesellschaft may exercise certain rights in connection with consummation of the Transaction, including canceling any undisbursed amount and calling for early repayment of all outstanding principals. unless such rights are waived or the Transaction is otherwise consented to in advance; and (ii) each of Michael Eisenblatter, Tse Hong and Stephan Leudesdorff may exercise a right to receive certain payments from the Company upon consummation of the Transaction pursuant to each of their respective employment agreements with the Company. Each of CPG, DEG and M. Thai has agreed, pursuant to a Letter of Indemnification among the Company and them, to indemnify the Company with respect to such payments to Michael Eisenblatter, Tse Hong and Stephan Leudesdorff.
4. Required Consents. To the extent that such Seller is a party to such agreement, no Consent is required under any contract, Applicable Law or otherwise to permit the execution, delivery and performance of this Agreement or the Escrow Agreement by such Seller, except (i) each of Asian Development Bank, Kreditanstalt fur Wiederaufbau (KfW), Societe de Promotion et de Participation pour la. Cooperation Economique S.A. (Proparco) and Commerzbank Aktiengesellschaft may exercise certain rights in connection with consummation of the Transaction, including cancelling any undisbursed amount and calling for early repayment of all outstanding principals, unless such rights are waived or the Transaction is otherwise consented to in advance, (ii) approval by the China Banking Regulatory Commission of the Transaction, and (iii) registration with the State Administration of Industry and Commerce or its authorized local office in connection with the Transaction. Applicable Law in the PRC, together with the interpretation thereof, is constantly changing. As a result, the representations and warranties given under this Section are qualified to the extent that any new Applicable Law adopted after the date of this Agreement, and any amendments, changes or revisions to existing Applicable Law, take effect after the date of this Agreement.
5. Equity Interest. Such Seller holds of record and owns beneficially the Equity Interest representing the Ownership Percentage in the Company set forth opposite such Seller’s name in Schedule A(i). KBANK holds of record and owns beneficially an interest in RMB 35,722,750 of the registered capital of the Company, reflecting a 6.85% interest in the equity of the Company. Such Equity Interest is free and clear of any Encumbrance except as has been waived and for the requirement that the China Banking Regulatory Commission approve the Transaction and that proper registration in connection with the Transaction be completed with the State Administration of Industry and Commerce or its authorized local office.
6. Organization and Qualification of the Company. The Company is a wholly foreign owned enterprise duly incorporated and validly existing under the laws of the PRC and has full corporate power to own and operate its properties and to carry on its business as it is now conducted. The Company is duly qualified to transact business in the PRC.
7. Registered Capital of the Company. The registered capital of the Company is RMB 521,500,000, all of which has been fully paid up.
8. Subsidiaries; Branch Offices. The Company does not have any subsidiaries or own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association or other entity and does not maintain any office or branch, except (i) the Company maintains registered offices in Guangzhou and Beijing, (ii) the Company maintains a branch office in Shantou, and (iii) the Company has considered, and may establish, branch offices in Qingdao and/or in Sichuan Province. The Company submitted documentation for the renewal of the current business license of its representative office in Guangzhou in June 2006, but such license has not been renewed by the China Banking Regulatory Commission. The current business license of the Company’s representative office in Beijing expires in January 2007.
9. Financial Matters. The Seller has caused the Financial Statements to be delivered to the Purchaser. The Financial Statements (including the notes thereto) have been prepared in accordance with PRC GAAP and IFRS, as appropriate, applied on a consistent basis except as otherwise required by changes in PRC GAAP, IFRS or Applicable Law. The Financial Statements present accurately the financial condition of the Company as of the dates thereof and the results of operations of the Company for the periods covered thereby; provided, however, that the Unaudited Financial Statements are subject to normal year-end adjustments and external independent audit and lack footnotes and other presentation items. For the purposes of this Representation and Warranty, Unaudited Financial Statements are the Financial Statements as of and for the year ended December 31, 2006.
10. Position since Balance Sheet Date. To the Knowledge of such Seller, since the Balance Sheet Date there has not been any event, occurrence, development or state of circumstances or facts which individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect.
11. Absence of Undisclosed Liabilities. To the Knowledge of such Seller, the Company has no liabilities other than (i) liabilities disclosed in the Unaudited Financial Statements; (ii) liabilities incurred in the ordinary course of business since the Balance Sheet Date; (iii) liabilities disclosed elsewhere in this Agreement; or (iv) liabilities that are immaterial to the business of the Company.
12. Assets. The Company has good title to, or a valid leasehold interest in, any material real or personal property used regularly in the conduct of its business.
13. Licenses of the Company.
(a) Subject to clauses (b), (c) and (d) below, the Company has obtained all material Governmental Approvals required for carrying on its business in the manner in which such business is now carried on in each of Shanghai and Shantou, and the Company has obtained all material Governmental Approvals with respect to the operation of the Company’s representative offices in Guangzhou and Beijing. Such Governmental Approvals are in full force and effect and none of them are the subject of any dispute with the relevant issuing Governmental Entity. The Company has considered, and may establish, branch offices in Qingdao and/or Sichuan Province, but the Company has not obtained necessary Governmental Approvals that may be required in connection with establishing such branch offices.
(b) The Company submitted documentation for the renewal of the current business license of its representative office in Guangzhou in June 2006, but such license has not been renewed by the China Banking Regulatory Commission. The current business license of the Company’s representative office in Beijing expired in January 2007.
(c) The Company’s registered capital will be increased to not less than RMB 1 billion in connection with the Transaction. Such increase will require the approval of the China Banking Regulatory Commission.
(d) Applicable Law in the PRC, together with the interpretation thereof, is constantly changing. As a result, the representations and warranties given under this Section 13 are qualified to the extent that any new Applicable Law adopted after the date of this Agreement, and any amendments, changes or revisions to existing Applicable Law, take effect after the date of this Agreement.
14. Compliance with Laws. Except as set forth below, the Company has conducted its business and corporate affairs in accordance with its Constitutional Documents and all Applicable Law of the PRC, except where the failure to comply would not have a Material Adverse Effect. In January 2005, the China Banking Regulatory Commission imposed a penalty on the Company based on the level of the Company’s then existing and committed credit exposure to related parties; the Company complied in full with the penalty imposed and the related exposure has since completely amortized according to the underlying credit transactions. Applicable Law in the PRC, together with the interpretation thereof, is constantly changing. As a result, the representations and warranties given under this Section 14 are qualified to the extent that any new Applicable Law adopted after the date of this Agreement, and any amendments, changes or revisions to existing Applicable Law, take effect after the date of this Agreement.

15. Material Contracts. The Company is not in default under any agreement to which it is a party which default has had or is likely to have a Material Adverse Effect. There is no outstanding agreement or arrangement to which the Company is a party:
(a) which, by virtue of the consummation of the transactions contemplated hereunder, will result in:
                         (i) any other Person being relieved of any obligation, or becoming entitled to exercise any right (including any right of termination or any right of pre-emption or other option), under such agreement or arrangement, except that (i) each of Asian Development Bank, Kreditanstalt fur Wiederaufbau (KfW), Societe de Promotion et de Participation pour la. Cooperation Economique S.A. (Proparco) and Commerzbank Aktiengesellschaft may exercise certain rights in connection with consummation of the Transaction, including cancelling any undisbursed amount and calling for early repayment of all outstanding principals, unless such rights are waived or the Transaction is otherwise consented to in advance; and (ii) each of Michael Eisenblatter, Tse Hong and Stephan Leudesdorff may exercise a right to receive certain payments from the Company upon consummation of the Transaction pursuant to each of their respective employment agreements with the Company. Each of CPG, DEG and M. Thai has agreed, pursuant to a Letter of Indemnification among the Company and them, to indemnify the Company with respect to such payments to Michael Eisenblatter, Tse Hong and Stephan Leudesdorff;
                         (ii) the Company being in default under, or losing any benefit, right or license which it currently enjoys, under such agreement or arrangement, or a liability or obligation of the Company being created or increased under such agreement or arrangement; or
(b) which was entered into otherwise than on arm’s length terms. In January 2005, the China Banking Regulatory Commission imposed a penalty on the Company based on the level of the Company’s then existing and committed credit exposure to related parties; the Company complied in full with the penalty imposed and the related exposure has since completely amortized according to the underlying credit transactions.
16. Litigation. Except as set forth below, the Company is not involved whether as plaintiff or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration (other than as plaintiff in the collection of debts arising in the ordinary course of business) and, to the Knowledge of such Seller, no such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration is pending or threatened by or against the Company. The Company is party to (i) a dispute with Jiangyin Yacheng Refrigeration Equipment Co., Ltd. regarding funds allegedly owed to the Company; (ii) a dispute with Panyu Big Canyon Corporation Ltd. and Chen Jingfa regarding funds allegedly owed to the Company; and (iii) a dispute with Jiangyin Runhua Chemical Products Co., Ltd., Wu Zhongyu, and Jiangyin Runhua Storage and Transportation Co., Ltd. in which an award has been ordered in favour of the Company but has not been collected.

17. Brokers’ Fees. Such Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Purchaser could become liable or obligated.
18. Taxes.
(a) All tax returns that were required to be filed (taking into account any extensions of time within which to file) by or with respect to the Company have been duly and timely filed, and all such tax returns were complete and accurate in all material respects. All taxes shown to be due on the foregoing tax returns or that were otherwise due and payable by the Company have been timely paid in full. All taxes that the Company was obligated to withhold from amounts paid or owing to any employee, creditor, shareholder or third party have been paid over to the proper Governmental Entity in a timely manner, to the extent due and payable. No currently effective extensions or waivers of statutes of limitation have been given by or requested with respect to the filing of any tax returns by or with respect to the Company or the assessment of any taxes with respect to the Company. No deficiencies or adjustments for any taxes have been proposed or assessed in writing with respect to the Company and, to the best knowledge of the Company, there is no factual or legal basis for the assessment of any deficiency or adjustment in taxes with respect to the Company. There is no audit, examination or other proceeding with respect to any tax return of the Company in progress, and no governmental entity has notified the Company in writing that it intends to commence any audit, examination or other proceeding with respect to any tax return of the Company. There are no matters under discussion with any governmental entity with respect to taxes that to the knowledge of the Company could result in an additional amount of taxes, and, to the knowledge of the Company, there is no threatened action, suit, proceeding, investigation, audit, or claim for or relating to taxes evidenced by written notice from a tax authority. No liens for taxes exist with respect to any assets or properties of the Company except for statutory liens for taxes not yet due and payable. The Company has heretofore delivered to Purchaser true, correct and complete copies of all of the Company’s tax returns for the respective tax periods ended December 2003 through December 31, 2006 and no amendments or other changes have been made thereto since the date of such delivery.
(b) The Company has no current or potential tax liability exposure, no any unpaid taxes and any charges, accruals with resects to unpaid taxes. Since December 31, 2006, the Company has not incurred any liability for taxes other than in the ordinary course of business consistent with past practice. All taxes that the Company is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper governmental entity.
(c) No claim has ever been made by an authority in a jurisdiction for which the Company does not file tax returns that the Company is or may be subject to taxation by that jurisdiction, nor to the knowledge of the Company, is there any factual or legal basis for any such claim.
19. Dividends. No dividends shall be paid out from the date of execution of this Agreement.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser represents and warrants to each of the Sellers as follows:
1. Organization of the Purchaser. The Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has full corporate power and authority to carry on its business as now conducted.
2. Authorization of Transaction. The Purchaser has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with the terms and conditions of this Agreement.
3. No Breach. The execution and delivery of, and the performance by the Purchaser of its obligations under this Agreement do not
(a) contravene or conflict with the Constitutional Documents of the Purchaser;
(b) contravene, conflict with or constitute a violation of any provision of any Applicable Law applicable to the Purchaser or the transactions contemplated herein; or
(c) result in a breach of, or give any third party a right to terminate, modify or accelerate any right or obligation of the Purchaser under, or result in the creation of any Encumbrance under, any agreement, license or other instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of the assets of the Purchaser is subject.
4. CBRC Criteria. The Purchaser meets each of the criteria required by the China Banking Regulatory Commission for a majority investor in a foreign-invested bank, including but not limited to requirements that the Purchaser (i) is a commercial bank with a capital adequacy ratio no lower than eight percent (8%), and (ii) has at least US$10 billion in assets. The Purchaser is aware of no facts or circumstances particular to it or its affiliates which would cause any Governmental Authority to withhold or refuse to grant any Governmental Approval required for consummation of the Transaction.
5. Required Consents. No Consent is required under any contract, Applicable Law or otherwise to permit the execution, delivery and performance of this Agreement by the Purchaser, except (i) approval by the China Banking Regulatory Commission of the Transaction, (ii) registration with the State Administration of Industry and Commerce or its authorized local office in connection with the Transaction; and (iii) approval of the investment by the Purchaser in the Company by relevant United States supervisory authorities.
6. Brokers’ Fees. The Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which any Seller could become liable or obligated.

C-1

EXHIBIT A
FORM OF RECEIPT OF PURCHASE PRICE
[Closing Date]
     Reference is made to that certain Sale and Purchase Agreement (the “Agreement”), dated as of March  __, 2007, by and among United Commercial Bank, a California state-chartered commercial bank whose principal place of business is at 555 Montgomery Street, San Francisco, CA 94111, USA (“UCB”), Charoen Pokphand Group Co., Ltd., a company legally established and existing under the laws of the Kingdom of Thailand, with its legal address at C.P. Tower 313 Silom Road, Bangkok 10500, Thailand (“CPG”), M. Thai Group Limited, a company established and existing under the laws of the Kingdom of Thailand, with its legal address at 25th Floor, 191/26-29 CTI Tower, Radchadapisek Road, Klongtoey, Bangkok 10110, Thailand (“M. Thai”), and DEG — Deutsche Investitions und Entwicklungsgesellschaft mbH, a company with limited liability, established and existing under the laws of the Federal Republic of Germany, with its legal address at Belvederestrasse 40, 50933 Köln (Müngersdorf), Germany (“DEG” and together with CPG and M. Thai, the “Sellers”), pursuant to which UCB has agreed to purchase and the Sellers have agreed to sell all of the equity interest held by the Sellers in Business Development Bank Ltd., a wholly foreign owned enterprise established and existing under the laws of the People’s Republic of China (the “Company”). This Receipt is being issued pursuant to Section 3.2(g) of the Agreement.
     THE UNDERSIGNED,                     , a duly appointed                      of [CPG/M. Thai/DEG], hereby certifies on behalf of
[CPG/M. Thai/DEG] that [CPG/M. Thai/DEG] has received payment in full of the portion of the Purchase Price (as defined in the Agreement) payable to [CPG/M. Thai/DEG] pursuant to Section 2.2 of the Agreement.
     IN WITNESS WHEREOF, the undersigned has caused its duly authorized representatives to execute this Receipt as of the day and year hereinabove first written.

[SELLER]
By:
Name:
Capacity:

1

EXHIBIT B
FORM OF SELLERS’ COMPLIANCE CERTIFICATE
[Closing Date]
     Reference is made to that certain Sale and Purchase Agreement (the “Agreement”), dated as of March __, 2007, by and among United Commercial Bank, a California state-chartered commercial bank whose principal place of business is at 555 Montgomery Street, San Francisco, CA 94111, USA (“UCB”), Charoen Pokphand Group Co., Ltd., a company legally established and existing under the laws of the Kingdom of Thailand, with its legal address at C.P. Tower 313 Silom Road, Bangkok 10500, Thailand (“CPG”), M. Thai Group Limited, a company established and existing under the laws of the Kingdom of Thailand, with its legal address at 25th Floor, 191/26-29 CTI Tower, Radchadapisek Road, Klongtoey, Bangkok 10110, Thailand (“M. Thai”), and DEG — Deutsche Investitions und Entwicklungsgesellschaft mbH, a company with limited liability, established and existing under the laws of the Federal Republic of Germany, with its legal address at Belvederestrasse 40, 50933 Köln (Müngersdorf), Germany (“DEG” and together with CPG and M. Thai, the “Sellers”), pursuant to which UCB has agreed to purchase and the Sellers have agreed to sell all of the equity interest held by the Sellers in Business Development Bank Ltd., a wholly foreign owned enterprise established and existing under the laws of the People’s Republic of China (the “Company”). This Compliance Certificate is being issued pursuant to Section 7.1(d) of the Agreement.
     THE UNDERSIGNED,                     , a duly appointed                      of [CPG/M. Thai/DEG], hereby certifies on behalf of
[CPG/M. Thai/DEG] that each of the conditions specified in Sections 7.1 (a), (b) and (c) is satisfied as of the date hereof.
     IN WITNESS WHEREOF, the undersigned has caused its duly authorized representatives to execute this Compliance Certificate as of the day and year hereinabove first written.

[SELLER]
By:
Name:
Capacity:

1

EXHIBIT C
FORM OF PURCHASER’S COMPLIANCE CERTIFICATE
[Closing Date]
     Reference is made to that certain Sale and Purchase Agreement (the “Agreement”), dated as of March ___, 2007, by and among United Commercial Bank, a California state-chartered commercial bank whose principal place of business is at 555 Montgomery Street, San Francisco, CA 94111, USA (“UCB”), Charoen Pokphand Group Co., Ltd., a company legally established and existing under the laws of the Kingdom of Thailand, with its legal address at C.P. Tower 313 Silom Road, Bangkok 10500, Thailand (“CPG”), M. Thai Group Limited, a company established and existing under the laws of the Kingdom of Thailand, with its legal address at 25th Floor, 191/26-29 CTI Tower, Radchadapisek Road, Klongtoey, Bangkok 10110, Thailand (“M. Thai”), and DEG — Deutsche Investitions und Entwicklungsgesellschaft mbH, a company with limited liability, established and existing under the laws of the Federal Republic of Germany, with its legal address at Belvederestrasse 40, 50933 Köln (Müngersdorf), Germany (“DEG” and together with CPG and M. Thai, the “Sellers”), pursuant to which UCB has agreed to purchase and the Sellers have agreed to sell all of the equity interest held by the Sellers in Business Development Bank Ltd., a wholly foreign owned enterprise established and existing under the laws of the People’s Republic of China (the “Company”). This Compliance Certificate is being issued pursuant to Section 7.2 (d) of the Agreement.
     THE UNDERSIGNED,                      , a duly appointed                      of UCB, hereby certifies on behalf of UCB that each of the conditions specified in Sections 7.2 (a), (b) and (c) is satisfied as of the date hereof.
     IN WITNESS WHEREOF, the undersigned has caused its duly authorized representatives to execute this Compliance Certificate as of the day and year hereinabove first written.

UNITED COMMERCIAL BANK
By:
Name:
Capacity:

1